Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN OR INTO ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY SUCH JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF THE MARKET ABUSE REGULATION (596/2014/EU) AS IT FORMS PART OF UK DOMESTIC LAW PURSUANT TO THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (“MAR”).

Renalytix plc

("Renalytix" or the "Company")

Renalytix announces a c.$20.3 million private placement

LONDON and SALT LAKE CITY, February 8, 2023 -- Renalytix plc (NASDAQ: RNLX) (LSE: RENX) announces a c.$20.3 million private placement of Ordinary Shares and American Depositary Shares (the “Fundraise”).

Highlights

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Fundraise comprising a c.$20.3 million (c.£16.9 million) private placement of primary equity securities at $2.17 per American Depositary Share (“ADS”), with each representing two ordinary shares of £0.0025 each (“Ordinary Shares”) / £0.90 per Ordinary Share (90 pence).
•
The Fundraise will generate gross cash proceeds of c.$20.3 million (c.£16.9 million) (assuming an exchange rate of $1.00 = £0.83), the net proceeds of which will be used for sales and marketing, clinical product development, and corporate support and financing costs.

The Fundraise is comprised of subscriptions for 3,699,910 Ordinary Shares (“New Ordinary Shares”) and 7,511,525 ADSs (the “New ADS”), at a price of $2.17 per ADS and £0.90 per Ordinary Share.

The Fundraise is expected to close on or about February 9, 2023, subject to customary closing conditions.

Stifel Nicolaus Europe Limited ("Stifel") is acting as Nominated Adviser and Sole Private Placement Agent in connection with the Fundraise.

For further information, please contact:

Renalytix plc	www.renalytix.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser and Sole Private Placement Agent)	Tel: 020 7710 7600
Nicholas Moore / Alex Price / Nick Harland / Samira Essebiyea / William Palmer Brown

Walbrook PR Limited Paul McManus / Lianne Applegarth	Tel: 020 7933 8780 or renalytix@walbrookpr.com

Mob: 07980 541 893 / 07584 391 303 /

CapComm Partners Peter DeNardo	Tel: 415-389-6400 or investors@renalytix.com

This announcement contains inside information as defined in Article 7 of MAR. Market soundings, as defined in MAR, were taken in respect of the proposed Fundraise with the result that certain persons became aware of this inside information, as permitted by MAR. Upon the publication of this announcement, this inside information is now considered to be in the public domain and therefore those persons that received inside information in the market sounding are no longer in possession of such inside information relating to the Company and its securities.

The person responsible for arranging for the release of this announcement on behalf of Renalytix is James McCullough, CEO.

About Renalytix

KidneyIntelX™ is a laboratory developed test demonstrated to be a reliable, bioprognostic™ methodology that yields a simple-to-understand, custom risk score, enabling prediction of which adult patients with T2D and early CKD (stages 1-3) are at low, intermediate or high risk for rapid progressive decline in kidney function. By combining information from KidneyIntelX with newer cardio- and reno-protective therapies, doctors will have more information in determining which patients are at higher versus lower risk for rapid disease progression and may be able to more appropriately target resources and guideline-recommended treatments to advance kidney health. KidneyIntelX is supported by a growing body of clinical, utility and health economic studies (including a validation study of two large cohorts) and has demonstrated a 72% improvement in predicting those patients who are at high risk for rapid progressive decline in kidney function versus the current standard of care (eGFR and UACR). KidneyIntelX has received Breakthrough Device Designation from the U.S. Food and Drug Administration, and Renalytix has submitted for De Novo marketing authorization.

FURTHER INFORMATION

Details of the Fundraise

Binding securities purchase agreements (the “SPAs”) have been entered into with certain existing shareholders, “qualified institutional buyers” as defined in Rule 144A(a) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and qualified investors in the United Kingdom to raise gross proceeds of approximately $20.3 million (£16.9 million) (assuming an exchange rate of $1.00 = £0.83) through the sale and issue of 7,511,525 New ADS and 3,699,910 New Ordinary Shares, at a price of $2.17 per ADS and £0.90 per Ordinary Share. The ADS price of $2.17 per ADS represents a discount of approximately 28.9 per cent. to the Company's mid-market closing price as at 7 February 2023, being the last practicable date prior to this announcement and a 16.3 per cent. discount to the Renalytix ADS VWAP for the thirty days traded prior to 8 February 2023. The Ordinary Share price of £0.90 per Ordinary Share represents a discount of approximately 26.5 per cent. to the Company's mid-market closing price as at 7 February 2023, being the last practicable date prior to this announcement.

The New Ordinary Shares and the Ordinary Shares to be represented by the New ADS (together, the “Fundraising Shares”) to be issued pursuant to the Fundraise will represent approximately 20.0 per cent. of the Company's issued share capital following completion of the Fundraise (the "Enlarged Share Capital").

The Fundraising Shares, when issued, will be credited as fully paid and will rank pari passu in all respects with the Company’s existing Ordinary Shares (the “Existing Ordinary Shares”), including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue.

The Company intends to use the net proceeds from the offering as follows:

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C.$10.3 million for clinical product development;

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C.$7.7 million for sales and marketing; and
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C.$2.0 million for corporate support and financing costs.

Application has been made for admission of 18,722,960 Ordinary Shares to trading on AIM (“Admission”) and it is expected that Admission will take place at or around 8:00 a.m. (London time) on 10 February 2023. The Fundraise is not underwritten by Stifel or any other person.

The securities to be sold in the Fundraise have not been registered under the Securities Act, or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the New Ordinary Shares and New ADSs to be issued and sold in the Fundraise no later than six (6) months after its entry into the SPAs. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

Total Voting Rights

Upon Admission, the total issued share capital of the Company is expected to be 93,614,804 Ordinary Shares. The figure of 93,614,804 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company, under the Financial Conduct Authority's (“FCA”) Disclosure and Transparency Rules.

Purchaser, Director and Officer Lockup Agreements

Certain purchasers, as well as each of the Company’s directors and executive officers, have agreed to enter into lockup agreements, which each provide for a 180 day lockup period beginning the date of the SPAs, subject to customary exceptions.

Registration Rights Agreement and Board

In addition, the Company has agreed to enter into a registration rights agreement with Jefferson River Capital LLC, the lead investor in the private placement, pursuant to which Jefferson River Capital LLC was granted registration rights and the right to appoint a director on the board of the Company.

The Company continues to review the composition of its Board with the view to include more diverse representation, and continue to ensure effective governance and independent decision-making.

Related Party Transaction

Certain investment vehicles connected with Christopher Mills, a director of the Company (each a “Director” and together the “Directors”) have subscribed for New Ordinary Shares in connection with the Fundraise. In addition, Icahn School of Medicine at Mount Sinai (“Mount Sinai”), a substantial shareholder in the Company, has subscribed for New ADSs in connection with the Fundraise. The number of New Ordinary Shares/New ADSs conditionally subscribed for by each Director and Mount Sinai pursuant to the Fundraise, and their resulting shareholding on Admission, are set out below:

Related party	Existing Ordinary Shares held	Number of Existing Ordinary Shares held as a percentage of all Existing Ordinary Shares	Number of New Ordinary Shares subscribed for (including in the form of ADSs)	Ordinary Shares held post- Admission (including in the form of ADSs)	Percentage of Enlarged Share Capital held
Mount Sinai	11,854,374	15.8%	2,764,978	14,619,352	15.6%
Christopher Mills*	9,726,125	13.0%	346,375	10,072,500	10.8%

*Christopher Mills is partner and Chief Investment Officer of Harwood Capital LLP. Harwood Capital LLP is Investment Manager to North Atlantic Smaller Companies Investment Trust plc and investment adviser to Oryx International Growth Fund Limited. Christopher’s shareholding is made up of 6,145,001 ordinary shares held by North Atlantic Smaller Companies Investment Trust PLC, 2,780,000 Ordinary Shares are held by Oryx International Growth Fund Limited and 801,124 Ordinary Shares are held by Harwood Capital LLP.

The participation by those listed in the above table amounts to a related party transaction within the meaning of the AIM Rules for Companies (the “AIM Rules”). The Directors who are independent of the related party transaction (being all the Directors other than Erik Lium, who is a representative of Mount Sinai, and Christopher Mills) having consulted with Stifel, the Company's nominated adviser for the purposes of the AIM Rules, consider the terms of the participation of those related parties in the Fundraise to be fair and reasonable insofar as shareholders of the Company are concerned.

All references to times and dates in this announcement are to times and dates in London, United Kingdom, unless otherwise stated.

Forward-Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Examples of these forward-looking statements include statements concerning: the expected closing of the Fundraise discussed in this press release, the expected use of proceeds, and the expected cash runway as a result of the Fundraise. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans and objectives disclosed in the forward-looking statements, and you should not place undue reliance on our forward-looking statements. Any forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others: that KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving and potential acceptance, utility and clinical practice remains uncertain; we have only recently commercially launched KidneyIntelX; and risks relating to the impact on our business of the COVID-19 pandemic or similar public health crises. These and other risks are described more fully in our filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” section of our annual report on Form 20-F filed with the SEC on October 31, 2022, and other filings we make with the SEC from time to time. All information in this press release is as of the date of the release, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

UK Product Governance Requirements

Solely for the purposes of the product governance requirements contained within Chapter 3 of the FCA Handbook Product Intervention and Product Sourcebook (the "UK Product Governance Requirements") and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the UK Product Governance Requirements) may otherwise have with respect thereto, the New Ordinary Shares and New ADSs have been subject to a product approval process, which has determined that the New Ordinary Shares and New ADSs are: (i) compatible with an end target market of: (a) retail investors, (b) investors who meet the criteria of professional clients and (c) eligible counterparties (each as defined in the FCA Handbook Conduct of Business Sourcebook); and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the "Target Market Assessment"). Notwithstanding the Target Market Assessment, distributors should note that: the price of the New Ordinary Shares and New ADSs may decline and investors could lose all or part of their investment; the New Ordinary Shares and New ADSs offer no guaranteed income and no capital protection; and an investment in the New Ordinary Shares and New ADSs is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the offer. In all circumstances Stifel will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of the FCA Handbook Conduct of Business Sourcebook; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the New Ordinary Shares and New ADSs. Each distributor is responsible for undertaking its own target market assessment in respect of the New Ordinary Shares and New ADSs and determining appropriate distribution channels.